UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

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GREENWAY MEDICAL TECHNOLOGIES, INC.
(Name of Subject Company)

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GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

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Common Stock, $0.0001 par value per share
(Title of Class of Securities)

39679B 103
(CUSIP Number of Class of Securities)

James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
100 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Reinaldo Pascual
Paul Hastings LLP
1170 Peachtree Street, N.E., Suite 100
Atlanta, GA 30309
(404) 815-2227
______________________

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent, Merger Sub and Vitera (“Vista”). The Schedule TO relates to the tender offer for all of the outstanding Shares of Greenway, at a price of $20.35 per Share (the “Offer Price”) net to the seller in cash without interest and less any applicable withholding taxes (the “Per Share Amount”), if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”).

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the subsection “Legal Proceedings,” which immediately precedes the subsection entitled “Forward-Looking Statements,” in its entirety as follows:

“Legal Proceedings

On or about October 7, 2013, a putative class action lawsuit (Booth Family Trust IRA v. Greenway Medical Technologies, Inc. et al., Case No.: 13-A-08600-2) was filed in the Superior Court of the State of Georgia, County of Gwinnett, against the Company and each member of the Company’s board of directors (the “Booth Family Trust Action”). The Complaint asserts that the Company’s directors breached their fiduciary duties to the Company’s public stockholders by, among other things, (i) agreeing to sell the Company at an unfair price, (ii) implementing preclusive deal protection deterring competing, superior bids, and (iii) entering individual tender and support agreements. The Complaint seeks injunctive relief, rescission, and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On or about October 9, 2013, the Complaint in the Booth Family Trust Action was amended to include allegations, among others, that (i) the proposed transaction is financially unfair to the Company’s stockholders, (ii) the process undertaken by the Company when entering into the Merger Agreement with Vista’s affiliates was inadequate and flawed, and (iii) the Schedule 14D-9 failed to disclose all material facts and/or provided misleading information regarding the proposed transaction to the Company’s stockholders.

The Company intends to vigorously defend against these claims. The foregoing description is qualified in its entirety by reference to the Verified Class Action Complaint and the Verified Amended Class Action Complaint, which are attached to the Schedule TO as Exhibits 99(a)(5)(A) and 99(a)(5)(B), respectively.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENWAY MEDICAL TECHNOLOGIES, INC.

By:	/s/ William G. Esslinger, Jr.
Name: William G. Esslinger, Jr. Title: Vice President, General Counsel and Secretary

Dated: October 11, 2013